WeShop Appoints Maria Weaver as Chief Executive Officer to Lead U.S. Expansion of World's First Community-Owned Shopping Platform NEW YORK (June 17, 2026) -- WeShop Holdings Limited (NASDAQ: WSHP), (“WeShop” or the “Company”), the first community-owned social commerce platform, today announced that its Board of Directors has appointed Maria Weaver as Chief Executive Officer and a member of the Board of Directors, effective June 15, 2026. Ms. Weaver brings extensive consumer platform leadership, digital transformation expertise, content ecosystem strategy, monetization capabilities, and public company operating experience to WeShop. Over a 30-year career spanning media, entertainment, and technology, Ms. Weaver has built a strong track record of scaling global businesses, integrating acquisitions, and leading digital transformation initiatives. Ms. Weaver’s leadership experience includes senior roles at HBO and Warner Music Experience (“WMX”) along with leadership positions at Comcast and Interactive One, further strengthening her expertise in media, technology, consumer engagement, and business transformation. As Global President of WMX, Ms. Weaver grew the division's revenue from approximately $300 million to more than $650 million through the launch of new business verticals and the expansion of e-commerce capabilities. Most recently, Ms. Weaver served as Managing Director at NYC-based investment bank Oaklins DeSilva+Phillips, where she advised founder-led and private equity-backed companies on mergers and acquisitions, strategic growth initiatives, and long-term value creation. “Maria’s appointment represents the start of our journey to build a substantial presence in the United States which is the cornerstone for our global growth strategy,” said John Foley, chairman of WeShop. “Maria will succeed CEO Paul Ellerbeck who will have a continuing operational role on the Board. Maria has a depth of experience across consumer facing e-commerce platforms which will enable her to fully develop and lead a team that will be able to scale WeShop into a significant presence for the enduring benefit of our community of share owning users. I want to thank Paul Ellerbeck for the important role he played in developing the technology platform which WeShop trades on and which has been tried and tested in the UK.” “I’ve spent my career building platforms at the intersection of community, content and commerce, and WeShop is one of the most original ideas I’ve encountered,” said Ms. Weaver. “WeShop doesn’t just reward loyalty, it replaces it with something more powerful: ownership. That creates a genuinely differentiated value proposition for consumers, retailers and shareholders alike. Founder John Garner and the team have built something special in the UK, a foundation that validates the model, and now the company is well-positioned for U.S. expansion. I look forward to building the US team and leading that growth.”

About WeShop WeShop Holdings Limited (NASDAQ: WSHP) is a pioneering social-commerce platform transforming retail through community ownership. Designed to merge shopping, sharing, and investing, WeShop rewards users with equity for their engagement through its proprietary ShareBack™ program, turning everyday purchases and referring friends who shop through the platform into real ownership. With partnerships spanning hundreds of top retailers and over a billion products, WeShop empowers users to build long-term wealth while discovering and sharing what they love. By combining e-commerce, social interaction, and user ownership, WeShop is leading a global retail revolution—where everyone can earn ownership in the company. Forward-Looking Statements This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are subject to the safe harbor created thereby under the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the ability for the WeShop community to earn ownership in WeShop. These forward-looking statements are based on current expectations and WeShop assumes no obligation to update this information. In addition, the events described in these forward-looking statements may not actually arise or may occur in a different manner than anticipated as a result of various factors, including market conditions, as well as other factors described from time to time in WeShop's filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 20-F filed with the SEC on April 30, 2026 and which is available at www.sec.gov. Press: weshop@skyya.com Corporate: corporate@we.shop Commercial: partnerships@we.shop IR: investor.relations@we.shop